Invesco PowerShares
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

September 4, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Actively Managed Exchange-Traded Fund Trust

1933 Act Registration No. 333-147622

1940 Act Registration No. 811-22148

Ladies and Gentlemen:

On behalf of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 205 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to register a new series of the Trust, to be known as the PowerShares Variable Rate Investment Grade Portfolio.

Please send copies of all correspondence with respect to the Amendment to the undersigned, or contact me at (713) 214-1324.

Very truly yours,

/s/ Veronica Castillo

Veronica Castillo

Counsel